Exhibit 99.1

Li Auto Inc. Announces Unaudited Second Quarter 2025 Financial Results

Quarterly total revenues reached RMB30.2 billion (US$4.2 billion)1

Quarterly deliveries reached 111,074 vehicles

BEIJING, China, August 28, 2025 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended June 30, 2025.

Operating Highlights for the Second Quarter of 2025

•	Total deliveries for the second quarter of 2025 were 111,074 vehicles, representing a 2.3% year-over-year increase.

	2025 Q2	2025 Q1	2024 Q4	2024 Q3
Deliveries	111,074	92,864	158,696	152,831

	2024 Q2	2024 Q1	2023 Q4	2023 Q3
Deliveries	108,581	80,400	131,805	105,108

•	As of June 30, 2025, in China, the Company had 530 retail stores in 151 cities, 511 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities, and 2,851 super charging stations in operation equipped with 15,655 charging stalls.

Financial Highlights for the Second Quarter of 2025

•	Vehicle sales were RMB28.9 billion (US$4.0 billion) in the second quarter of 2025, representing a decrease of 4.7% from RMB30.3 billion in the second quarter of 2024 and an increase of 17.0% from RMB24.7 billion in the first quarter of 2025.

•	Vehicle margin[2] was 19.4% in the second quarter of 2025, compared with 18.7% in the second quarter of 2024 and 19.8% in the first quarter of 2025.

•	Total revenues were RMB30.2 billion (US$4.2 billion) in the second quarter of 2025, representing a decrease of 4.5% from RMB31.7 billion in the second quarter of 2024 and an increase of 16.7% from RMB25.9 billion in the first quarter of 2025.

•	Gross profit was RMB6.1 billion (US$846.9 million) in the second quarter of 2025, representing a decrease of 1.8% from RMB6.2 billion in the second quarter of 2024 and an increase of 14.1% from RMB5.3 billion in the first quarter of 2025.

•	Gross margin was 20.1% in the second quarter of 2025, compared with 19.5% in the second quarter of 2024 and 20.5% in the first quarter of 2025.

•	Operating expenses were RMB5.2 billion (US$731.5 million) in the second quarter of 2025, representing a decrease of 8.2% from RMB5.7 billion in the second quarter of 2024 and an increase of 3.8% from RMB5.0 billion in the first quarter of 2025.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Income from operations was RMB827.0 million (US$115.4 million) in the second quarter of 2025, representing an increase of 76.7% from RMB468.0 million in the second quarter of 2024 and an increase of 204.4% from RMB271.7 million in the first quarter of 2025.

•	Operating margin was 2.7% in the second quarter of 2025, compared with 1.5% in the second quarter of 2024 and 1.0% in the first quarter of 2025.

•	Net income was RMB1.1 billion (US$153.1 million) in the second quarter of 2025, representing a decrease of 0.4% from RMB1.1 billion in the second quarter of 2024 and an increase of 69.6% from RMB646.6 million in the first quarter of 2025. Non-GAAP net income[3] was RMB1.5 billion (US$204.9 million) in the second quarter of 2025, representing a decrease of 2.3% from RMB1.5 billion in the second quarter of 2024 and an increase of 44.7% from RMB1.0 billion in the first quarter of 2025.

•	Diluted net earnings per ADS[4] attributable to ordinary shareholders was RMB1.03 (US$0.14) in the second quarter of 2025, compared with RMB1.05 in the second quarter of 2024 and RMB0.62 in the first quarter of 2025. Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders was RMB1.37 (US$0.19) in the second quarter of 2025, compared with RMB1.42 in the second quarter of 2024 and RMB0.96 in the first quarter of 2025.

•	Net cash used in operating activities was RMB3.0 billion (US$423.8 million) in the second quarter of 2025, representing an increase of 607.1% from RMB429.4 million in the second quarter of 2024 and an increase of 78.5% from RMB1.7 billion in the first quarter of 2025.

•	Free cash flow[5] was negative RMB3.8 billion (US$536.3 million) in the second quarter of 2025, representing an increase of 107.4% from negative RMB1.9 billion in the second quarter of 2024 and an increase of 51.8% from negative RMB2.5 billion in the first quarter of 2025.

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses and release of valuation allowance on deferred tax assets. See “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Each ADS represents two Class A ordinary shares.

5 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Three Months Ended			% Change[6]
	June 30, 2024	March 31, 2025	June 30, 2025	YoY		QoQ
	RMB	RMB	RMB
Vehicle sales	30,319.7	24,678.6	28,885.1	(4.7)%		17.0%
Vehicle margin	18.7%	19.8%	19.4%	0.7	pts	(0.4	)pts

Total revenues	31,678.4	25,926.8	30,245.6	(4.5)%		16.7%
Gross profit	6,176.9	5,318.5	6,067.0	(1.8)%		14.1%
Gross margin	19.5%	20.5%	20.1%	0.6	pts	(0.4	)pts

Operating expenses	(5,708.9)	(5,046.8)	(5,240.0)	(8.2)%		3.8%
Income from operations	468.0	271.7	827.0	76.7%		204.4%
Operating margin	1.5%	1.0%	2.7%	1.2	pts	1.7	pts

Net income	1,100.9	646.6	1,096.9	(0.4)%		69.6%
Non-GAAP net income	1,503.1	1,014.3	1,468.2	(2.3)%		44.7%

Diluted net earnings per ADS attributable to ordinary shareholders	1.05	0.62	1.03	(1.9)%		66.1%
Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders	1.42	0.96	1.37	(3.5)%		42.7%

Net cash used in operating activities	(429.4)	(1,701.0)	(3,036.2)	607.1%		78.5%
Free cash flow (non-GAAP)	(1,852.7)	(2,530.6)	(3,841.8)	107.4%		51.8%

6 Except for vehicle margin, gross margin, and operating margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

•	In July 2025, the Company delivered 30,731 vehicles. As of July 31, 2025, in China, the Company had 535 retail stores in 153 cities, 527 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities, and 3,028 super charging stations in operation equipped with 16,671 charging stalls.

Environmental, Social, and Governance (ESG) Performance

•	In July 2025, the Company received the highest MSCI ESG rating of “AAA” for the third consecutive year, reflecting its effective management of ESG risks and opportunities.

Li i8

•	In July 2025, the Company launched Li i8, a six-seat battery electric family SUV. Built on a new high-voltage BEV platform, Li i8 comes standard with a dual-motor all-wheel drive system with a proprietary drive motor and adopts a 97.8 kWh ternary lithium 5C super charging battery pack to deliver a 720 km CLTC range. Li i8 supports a 500 km driving range with only ten minutes of charging, offering a range anxiety-free travel experience backed by the largest super charging network among Chinese automakers. Its yacht-inspired design offers low drag, spacious interiors, and panoramic visibility. As an SUV of the new era, Li i8 combines off-road versatility, sedan-like handling, and MPV-grade comfort. Additionally, Li i8 comes standard with LiDAR and features the Li AD Max advanced assisted driving system powered by its proprietary VLA Driver large model, as well as Li Xiang Tong Xue Agent supported by its proprietary foundation model, MindGPT. Li i8 is priced at RMB339,800, with deliveries having started on August 20, 2025.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “Our relentless pursuit of user-centric technological and product innovations solidified our position as China’s best-selling domestic automotive brand in the RMB200,000 and above NEV market. Following Li MEGA Home’s enthusiastic market reception, Li MEGA quickly became the top-seller among MPVs priced above RMB500,000 since May. We also further advanced our BEV and intelligence initiatives. In July, we launched Li i8, a six-seat battery electric family SUV, alongside our in-house developed VLA Driver large model and Li Xiang Tong Xue Agent, transforming our research and development breakthroughs into enhanced product experiences. Li i8 redefines what it means to be a modern SUV, with the versatility of an off-roader, handling of a sedan, and comfort of an MPV, driving widespread user recognition for its all-new driving and riding experience. Recently, we also announced our brand upgrade, aiming to provide a high-quality home, a premium private space for a diverse range of consumers, including family users. We will continue to invest in products and intelligence, and look forward to the September launch of Li i6 to expand our model lineup and further elevate our position in China’s premium BEV market.”

Mr. Tie Li, chief financial officer of Li Auto, added, “In the second quarter, we remained focused on cost optimization and operational efficiency enhancement while navigating a dynamic market, achieving solid profitability that underscores our financial resilience and effective execution. Our quarterly total revenues reached RMB30.2 billion, with gross margin remaining healthy at 20.1%, and our net income increased to RMB1.1 billion, up 69.6% quarter-over-quarter. Leveraging our solid financial position to scale innovation-driven growth, we are confident in our ability to cement our industry-leading position while fueling future breakthroughs across the automotive and intelligence ecosystems.”

Financial Results for the Second Quarter of 2025

Revenues

•	Total revenues were RMB30.2 billion (US$4.2 billion) in the second quarter of 2025, representing a decrease of 4.5% from RMB31.7 billion in the second quarter of 2024 and an increase of 16.7% from RMB25.9 billion in the first quarter of 2025.

•	Vehicle sales were RMB28.9 billion (US$4.0 billion) in the second quarter of 2025, representing a decrease of 4.7% from RMB30.3 billion in the second quarter of 2024 and an increase of 17.0% from RMB24.7 billion in the first quarter of 2025. The decrease in revenue from vehicle sales over the second quarter of 2024 was primarily attributable to lower average selling price due to different product mix, interest subsidies provided to customers and increased sales incentives, partially offset by increase in vehicle deliveries. The increase in revenue from vehicle sales over the first quarter of 2025 was primarily attributable to the increase in vehicle deliveries.

•	Other sales and services were RMB1.4 billion (US$189.9 million) in the second quarter of 2025, representing an increase of 0.1% from RMB1.4 billion in the second quarter of 2024 and an increase of 9.0% from RMB1.2 billion in the first quarter of 2025. The revenue from other sales and services remained relatively stable over the second quarter of 2024. The increase in revenue from other sales and services over the first quarter of 2025 was mainly due to increased provision of services and sales of accessories, which is in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB24.2 billion (US$3.4 billion) in the second quarter of 2025, representing a decrease of 5.2% from RMB25.5 billion in the second quarter of 2024 and an increase of 17.3% from RMB20.6 billion in the first quarter of 2025. The decrease in cost of sales over the second quarter of 2024 was primarily attributable to lower average cost of sales due to cost reduction and different product mix, partially offset by the increase in vehicle deliveries. The increase in cost of sales over the first quarter of 2025 was primarily attributable to the increase in vehicle deliveries.

•	Gross profit was RMB6.1 billion (US$846.9 million) in the second quarter of 2025, representing a decrease of 1.8% from RMB6.2 billion in the second quarter of 2024 and an increase of 14.1% from RMB5.3 billion in the first quarter of 2025.

•	Vehicle margin was 19.4% in the second quarter of 2025, compared with 18.7% in the second quarter of 2024 and 19.8% in the first quarter of 2025. The increase in vehicle margin over the second quarter of 2024 was mainly attributable to lower average cost of sales mainly due to cost reduction, partially offset by lower average selling price due to different product mix, interest subsidies provided to customers and increased sales incentives. The vehicle margin remained relatively stable over the first quarter of 2025.

•	Gross margin was 20.1% in the second quarter of 2025, compared with 19.5% in the second quarter of 2024 and 20.5% in the first quarter of 2025. The increase in gross margin over the second quarter of 2024 was mainly due to the increase in vehicle margin. The gross margin remained relatively stable over the first quarter of 2025.

Operating Expenses

•	Operating expenses were RMB5.2 billion (US$731.5 million) in the second quarter of 2025, representing a decrease of 8.2% from RMB5.7 billion in the second quarter of 2024 and an increase of 3.8% from RMB5.0 billion in the first quarter of 2025.

•	Research and development expenses were RMB2.8 billion (US$392.3 million) in the second quarter of 2025, representing a decrease of 7.2% from RMB3.0 billion in the second quarter of 2024 and an increase of 11.8% from RMB2.5 billion in the first quarter of 2025. The decrease in research and development expenses over the second quarter of 2024 was mainly attributable to decreased employee compensation. The increase in research and development expenses over the first quarter of 2025 was mainly attributable to impact of pace of new vehicle programs and increased expenses to support our expanding product portfolios and technologies.

•	Selling, general and administrative expenses were RMB2.7 billion (US$379.4 million) in the second quarter of 2025, representing a decrease of 3.5% from RMB2.8 billion in the second quarter of 2024 and an increase of 7.4% from RMB2.5 billion in the first quarter of 2025. The decrease in selling, general and administrative expenses over the second quarter of 2024 was primarily due to decreased employee compensation, partially offset by increased marketing and promotional activities. The increase in selling, general and administrative expenses over the first quarter of 2025 was primarily due to increased marketing and promotional activities.

Income from Operations

•	Income from operations was RMB827.0 million (US$115.4 million) in the second quarter of 2025, representing an increase of 76.7% from RMB468.0 million in the second quarter of 2024 and an increase of 204.4% from RMB271.7 million in the first quarter of 2025. Operating margin was 2.7% in the second quarter of 2025, compared with 1.5% in the second quarter of 2024 and 1.0% in the first quarter of 2025. Non-GAAP income from operations was RMB1.2 billion (US$167.3 million) in the second quarter of 2025, representing an increase of 37.7% from RMB870.1 million in the second quarter of 2024 and an increase of 87.4% from RMB639.3 million in the first quarter of 2025.

Net Income and Net Earnings Per Share

•	Net income was RMB1.1 billion (US$153.1 million) in the second quarter of 2025, representing a decrease of 0.4% from RMB1.1 billion in the second quarter of 2024 and an increase of 69.6% from RMB646.6 million in the first quarter of 2025. Non-GAAP net income was RMB1.5 billion (US$204.9 million) in the second quarter of 2025, representing a decrease of 2.3% from RMB1.5 billion in the second quarter of 2024 and an increase of 44.7% from RMB1.0 billion in the first quarter of 2025.

•	Basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB1.09 (US$0.15) and RMB1.03 (US$0.14) in the second quarter of 2025, respectively, compared with RMB1.11 and RMB1.05 in the second quarter of 2024, respectively, and RMB0.65 and RMB0.62 in the first quarter of 2025, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB1.46 (US$0.20) and RMB1.37 (US$0.19) in the second quarter of 2025, respectively, compared with RMB1.51 and RMB1.42 in the second quarter of 2024, respectively, and RMB1.01 and RMB0.96 in the first quarter of 2025, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash position[7] was RMB106.9 billion (US$14.9 billion) as of June 30, 2025.

•	Net cash used in operating activities was RMB3.0 billion (US$423.8 million) in the second quarter of 2025, representing an increase of 607.1% from RMB429.4 million in the second quarter of 2024 and an increase of 78.5% from RMB1.7 billion in the first quarter of 2025. The change in net cash used in operating activities over the second quarter of 2024 and first quarter of 2025 was mainly due to increased payment related to inventory purchase.

•	Free cash flow was negative RMB3.8 billion (US$536.3 million) in the second quarter of 2025, representing an increase of 107.4% from negative RMB1.9 billion in the second quarter of 2024 and an increase of 51.8% from negative RMB2.5 billion in the first quarter of 2025.

7 Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Business Outlook

For the third quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 90,000 and 95,000 vehicles, representing a year-over-year decrease of 41.1% to 37.8%.

•	Total revenues to be between RMB24.8 billion (US$3.5 billion) and RMB26.2 billion (US$3.7 billion), representing a year-over-year decrease of 42.1% to 38.8%.

This business outlook reflects the Company’s current and preliminary views on its business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Thursday, August 28, 2025 (8:00 p.m. Beijing/Hong Kong Time on August 28, 2025) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10048990-4d8gt5.html

A replay of the conference call will be accessible through September 4, 2025, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10048990

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.lixiang.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes a high-tech flagship family MPV, four Li L series extended-range electric SUVs, and one Li i series battery electric SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	30,319,728	24,678,585	28,885,133	4,032,209
Other sales and services	1,358,668	1,248,229	1,360,480	189,916
Total revenues	31,678,396	25,926,814	30,245,613	4,222,125
Cost of sales:
Vehicle sales	(24,635,504)	(19,801,927)	(23,273,292)	(3,248,826)
Other sales and services	(865,950)	(806,428)	(905,352)	(126,382)
Total cost of sales	(25,501,454)	(20,608,355)	(24,178,644)	(3,375,208)
Gross profit	6,176,942	5,318,459	6,066,969	846,917
Operating expenses:
Research and development	(3,027,581)	(2,513,854)	(2,810,170)	(392,285)
Selling, general and administrative	(2,815,105)	(2,531,009)	(2,717,761)	(379,385)
Other operating income/(expense), net	133,773	(1,942)	287,980	40,200
Total operating expenses	(5,708,913)	(5,046,805)	(5,239,951)	(731,470)
Income from operations	468,029	271,654	827,018	115,447
Other (expense)/income:
Interest expense	(43,231)	(48,220)	(49,776)	(6,948)
Interest income and investment income, net	370,034	516,261	496,454	69,302
Others, net	383,237	34,730	15,288	2,135
Income before income tax	1,178,069	774,425	1,288,984	179,936
Income tax expense	(77,129)	(127,780)	(192,048)	(26,809)
Net income	1,100,940	646,645	1,096,936	153,127
Less: Net (loss)/income attributable to noncontrolling interests	(1,653)	(3,679)	4,365	609
Net income attributable to ordinary shareholders of Li Auto Inc.	1,102,593	650,324	1,092,571	152,518

Net income	1,100,940	646,645	1,096,936	153,127
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment, net of nil tax	12,444	(69,994)	(173,612)	(24,235)
Total other comprehensive income/(loss), net of tax	12,444	(69,994)	(173,612)	(24,235)
Total comprehensive income	1,113,384	576,651	923,324	128,892
Less: Net (loss)/income attributable to noncontrolling interests	(1,653)	(3,679)	4,365	609
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	1,115,037	580,330	918,959	128,283
Weighted average number of ADSs
Basic	994,833,579	1,004,099,494	1,005,986,033	1,005,986,033
Diluted	1,062,428,185	1,069,104,610	1,071,261,046	1,071,261,046
Net earnings per ADS attributable to ordinary shareholders
Basic	1.11	0.65	1.09	0.15
Diluted	1.05	0.62	1.03	0.14
Weighted average number of ordinary shares
Basic	1,989,667,158	2,008,198,987	2,011,972,066	2,011,972,066
Diluted	2,124,856,370	2,138,209,219	2,142,522,091	2,142,522,091
Net earnings per share attributable to ordinary shareholders
Basic	0.55	0.32	0.54	0.08
Diluted	0.52	0.31	0.51	0.07

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	65,901,123	49,790,369	6,950,468
Restricted cash	6,849	6,597	921
Time deposits and short-term investments	46,904,548	57,128,448	7,974,824
Trade receivable	135,112	85,698	11,963
Inventories	8,185,604	11,732,340	1,637,772
Prepayments and other current assets	5,176,546	4,793,124	669,094
Total current assets	126,309,782	123,536,576	17,245,042
Non-current assets:
Long-term investments	922,897	827,727	115,546
Property, plant and equipment, net	21,140,933	22,031,465	3,075,474
Operating lease right-of-use assets, net	8,323,963	9,100,442	1,270,373
Intangible assets, net	914,951	933,707	130,340
Goodwill	5,484	5,484	766
Deferred tax assets	2,542,180	2,855,550	398,619
Other non-current assets	2,188,888	1,995,054	278,499
Total non-current assets	36,039,296	37,749,429	5,269,617
Total assets	162,349,078	161,286,005	22,514,659
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	281,102	6,391,223	892,180
Trade and notes payable	53,596,194	49,967,321	6,975,169
Amounts due to related parties	11,492	18,176	2,537
Deferred revenue, current	1,396,489	1,405,462	196,195
Operating lease liabilities, current	1,438,092	1,632,735	227,921
Finance lease liabilities, current	95,205	100,971	14,095
Accruals and other current liabilities	12,397,322	11,696,368	1,632,748
Total current liabilities	69,215,896	71,212,256	9,940,845
Non-current liabilities:
Long-term borrowings	8,151,598	1,834,260	256,053
Deferred revenue, non-current	720,531	663,117	92,568
Operating lease liabilities, non-current	5,735,738	6,354,236	887,017
Finance lease liabilities, non-current	642,984	602,495	84,105
Deferred tax liabilities	864,999	762,974	106,507
Other non-current liabilities	5,696,950	6,228,174	869,420
Total non-current liabilities	21,812,800	16,445,256	2,295,670
Total liabilities	91,028,696	87,657,512	12,236,515
Total Li Auto Inc. shareholders’ equity	70,874,884	73,122,309	10,207,483
Noncontrolling interests	445,498	506,184	70,661
Total shareholders’ equity	71,320,382	73,628,493	10,278,144
Total liabilities and shareholders’ equity	162,349,078	161,286,005	22,514,659

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$
Net cash used in operating activities	(429,397)	(1,700,968)	(3,036,219)	(423,840)
Net cash used in investing activities	(3,839,308)	(10,959,789)	(226,724)	(31,649)
Net cash (used in)/provided by financing activities	(104,743)	61,406	(70,037)	(9,777)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	32,257	(70,282)	(108,393)	(15,131)
Net change in cash, cash equivalents and restricted cash	(4,341,191)	(12,669,633)	(3,441,373)	(480,397)
Cash, cash equivalents and restricted cash at beginning of period	85,129,987	65,907,972	53,238,339	7,431,786
Cash, cash equivalents and restricted cash at end of period	80,788,796	53,238,339	49,796,966	6,951,389

Net cash used in operating activities	(429,397)	(1,700,968)	(3,036,219)	(423,840)
Capital expenditures	(1,423,332)	(829,597)	(805,544)	(112,450)
Free cash flow (non-GAAP)	(1,852,729)	(2,530,565)	(3,841,763)	(536,290)

Li Auto Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$
Cost of sales	(25,501,454)	(20,608,355)	(24,178,644)	(3,375,208)
Share-based compensation expenses	7,652	7,196	8,135	1,136
Non-GAAP cost of sales	(25,493,802)	(20,601,159)	(24,170,509)	(3,374,072)

Research and development expenses	(3,027,581)	(2,513,854)	(2,810,170)	(392,285)
Share-based compensation expenses	224,332	238,932	236,668	33,038
Non-GAAP research and development expenses	(2,803,249)	(2,274,922)	(2,573,502)	(359,247)

Selling, general and administrative expenses	(2,815,105)	(2,531,009)	(2,717,761)	(379,385)
Share-based compensation expenses	170,129	121,511	126,413	17,647
Non-GAAP selling, general and administrative expenses	(2,644,976)	(2,409,498)	(2,591,348)	(361,738)

Income from operations	468,029	271,654	827,018	115,447
Share-based compensation expenses	402,113	367,639	371,216	51,821
Non-GAAP income from operations	870,142	639,293	1,198,234	167,268

Net income	1,100,940	646,645	1,096,936	153,127
Share-based compensation expenses	402,113	367,639	371,216	51,821
Non-GAAP net income[8]	1,503,053	1,014,284	1,468,152	204,948

Net income attributable to ordinary shareholders of Li Auto Inc.	1,102,593	650,324	1,092,571	152,518
Share-based compensation expenses	402,113	367,639	371,216	51,821
Non-GAAP net income attributable to ordinary shareholders of Li Auto Inc.	1,504,706	1,017,963	1,463,787	204,339

Weighted average number of ADSs
Basic	994,833,579	1,004,099,494	1,005,986,033	1,005,986,033
Diluted	1,062,428,185	1,069,104,610	1,071,261,046	1,071,261,046
Non-GAAP net earnings per ADS attributable to ordinary shareholders
Basic	1.51	1.01	1.46	0.20
Diluted	1.42	0.96	1.37	0.19
Weighted average number of ordinary shares
Basic	1,989,667,158	2,008,198,987	2,011,972,066	2,011,972,066
Diluted	2,124,856,370	2,138,209,219	2,142,522,091	2,142,522,091
Non-GAAP net earnings per share attributable to ordinary shareholders[9]
Basic	0.76	0.51	0.73	0.10
Diluted	0.71	0.48	0.69	0.10

8 Non-GAAP items have no tax impact for all the periods presented.

9 Non-GAAP basic net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.